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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                         (AMENDMENT NO. ____________)(1)

                              LTC Properties, Inc.
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                                (Name of Issuer)


      8.5% Series C Cumulative Convertible Preferred Stock, $.01 par value
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                         (Title of Class of Securities)


                      N/A (with respect to Series C Class)
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                                 (CUSIP Number)


            Richard F. LaRoche, Jr., National Health Investors, Inc.,
              100 Vine Street, Suite 1202, Murfreesboro, TN 37130
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 2, 1998
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 Pages)

----------------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. N/A                          13D      Page    2     of    6    Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
          National Health Investors, Inc., FEIN: 62-1470956
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [  ]
                                                                    (b)   [  ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [  ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Maryland corporation
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    2,000,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   2,000,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          2,000,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          100%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          00 (REIT)
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!









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                                  SCHEDULE 13D

Introduction

         This Schedule 13D is being filed with respect to the Series C Cumulative Preferred Stock, $.01 par value, of LTC Properties, Inc. (the "Issuer"). The reporting person named below is hereby filing this statement on
Schedule 13D, pursuant to Rule 13d-1(f)(1) promulgated by the Securities and Exchange Commission pursuant to the Exchange Act.

Item 1.  Security and Issuer.

         This statement relates to the Series C Cumulative Preferred Stock of LTC Properties, Inc., a Maryland corporation, whose principal executive offices are located at: 300 Esplanade Drive, Suite 1860, Oxnard, California 93030.

Item 2.  Identity and Background.

         (a) The reporting person is National Health Investors, Inc., a Maryland corporation. The directors and executive officers of National Health Investors, Inc. as of the date hereof are set forth on Schedule A attached hereto and incorporated herein by reference.

         (b) The principal business address of National Health Investors, Inc. is 100 Vine Street, Suite 1202, Murfreesboro, Tennessee 37130. The principal business address of each of the directors and executive officers of National Health Investors, Inc. is set forth on Schedule A attached hereto and incorporated herein by reference.

         (c) National Health Investors, Inc. is a real estate investment trust whose principal business is to invest in income producing health care properties, primarily in the long-term care industry. The principal occupation of each director and executive officer of National Health Investors, Inc. is set forth on Schedule A attached hereto and incorporated herein by reference.

         (d) During the last five (5) years, neither National Health Investors, Inc. nor the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five (5) years, neither National Health Investors nor the persons listed on Schedule A attached hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      All persons listed on Schedule A are citizens of the United
                  States.

Item 3.  Source and Amount of Funds or Other Consideration.

         National Health Investors, Inc. used corporate funds (available cash on hand) to purchase 2,000,000 shares of the Issuer's Series C Cumulative Convertible Preferred Stock.

Item 4.  Purpose of Transaction.

         The Issuer's Preferred Stock that is presently beneficially owned by National Health Investors, Inc. was acquired and is currently being held for investment purposes. National Health Investors, Inc. may acquire additional shares in the open market, in privately negotiated transactions or otherwise. Subject to certain transfer restrictions set


                                   Page 3 of 6

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forth under federal and state securities laws, National Health Investors, Inc.
may attempt to dispose of the shares owned by them in privately negotiated transactions or otherwise.

         Except as set forth above, National Health Investors, Inc. has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on September 2, 1998, National Health Investors, Inc. beneficially owns in the aggregate 2,000,000 shares of the Issuer's Series C Cumulative Preferred Stock and 70,000 shares of the Issuer's Common Stock. National Health Investors, Inc.'s ownership constitutes 100% of the issued and outstanding shares of the Issuer's Series C Cumulative Preferred Stock and less than 1% of the Issuer's issued and outstanding Common Stock (based upon 27,642,302 shares outstanding as of August 7, 1998) represented as the number of shares of the Issuer's common stock outstanding as of such date in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

         (b) National Health Investors, Inc. has the sole power to direct the vote and disposition of the shares of which it possesses beneficial ownership. The responses of National Health Investors, Inc. to Items (7) through (11) of the portions of the cover page of this Schedule 13D that relate to beneficial ownership are incorporated herein by reference.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Materials to be Filed as Exhibits.

         N/A



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                                  September 11, 1998
                                       -----------------------------------------
                                                        (Date)


                                                         /s/
                                       -----------------------------------------
                                                     (Signature)


                                                Richard F. LaRoche, Jr.,
                                       -----------------------------------------
                                                    (Name/Title)

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).




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                                   SCHEDULE A
                                 TO SCHEDULE 13D

       NAME                       PRINCIPAL OCCUPATION                      BUSINESS ADDRESS
W. Andrew Adams                Chief Executive Officer and             100 E. Vine Street
                               Director of National Health             Murfreesboro, Tennessee 37130
                               Investors, Inc. and National
                               Healthcare Corporation

Robert G. Adams                Vice President of National              100 E. Vine Street
                               Health Investors, Inc. and              Murfreesboro, Tennessee 37130
                               Senior Vice President and Director
                               of National Healthcare Corporaton

Richard F. LaRoche, Jr.        Vice President and Director of          100 E. Vine Street
                               National Health Investors, Inc. and     Murfreesboro, Tennessee 37130
                               Senior Vice President and
                               Secretary of National Healthcare
                               Corporation

Robert T. Webb                 Director of National Health             P. O. Box 4011
                               Investors, Inc. and President of        Murfreesboro, Tennessee 37133
                               Webb Refreshments, Inc.

Ted H. Welch                   Director of National Health             611 Commerce Street
                               Investors, Inc. and President and       Nashville, Tennessee 37203
                               Chief Operating Officer of Eagle
                               Communications

Jack Tyrrell                   Director of National Health             200 31st Avenue North, Suite 200
                               Investors, Inc. and General Partner     Nashville, Tennessee 37205
                               of Lawrence, Tyrrell, Ortale &
                               Smith


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